Magnum d'Or Resources, Inc.
1326 S.E. 17th Street, #513
Ft. Lauderdale, Florida 33316

June 8, 2007

Anne Nguyen Parker, Esq.
Branch Chief, Division of Corporate Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Magnum D'Or Resources, Inc. Amendment No. 2 to Schedule 14C Filed May 4, 2007 File No. 0-31849

Form 10-KSB for the fiscal year ended September 30, 2006 Filed December 28, 2006 File No. 0-31849

Form 10-QSB for the quarter ended December 31, 2006 Filed February 7, 2007 File No. 0-31849

Dear Ms. Parker,

In connection with responding to the Commission's comments regarding Amendment No. 2 to the Schedule 14C (the "Filing") of Magnum D'Or Resources, Inc. (the "Company"), the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MAGNUM D'OR RESOURCES, INC

by /s/ Chad Curtis, President Chad Curtis, President

cc: Carmen Moncada-Terry, Esq.